Mail Stop 4720

April 5, 2010

Dr. Harold E. Selick
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard, Suite 500
Redwood City, CA 94063

>   **Re: Threshold Pharmaceuticals, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 24, 20010**
>   **Amendment No. 1 filed April 1, 2010**
>   **File No. 001-32979**

Dear Dr. Selick:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen B. Thau
       Morrison & Foerster LLP
       755 Page Mill Road
       Palo Alto, CA 94304
       Fax: 650-494-0792